FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

50 Main Street, 9th Floor

White Plains, New York 10606

April 24, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Annuity-1 Series Account (“Registrant”)
First Great-West Life & Annuity Insurance Company
Request for Withdrawal of Pre-Effective Amendment No. 1 to
Registration Statement on Form N-4
File Nos. 811-08183 and 333-147743
CIK # 0001037155

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, First Great-West Life & Annuity Insurance Company and Variable Annuity-1 Series Account hereby request withdrawal of the above-referenced pre-effective amendment (“Amendment”), which was filed on April 24, 2008 (accession number 0001037155-08-000010).

The Amendment was inadvertently filed electronically as a post-effective amendment on Form Type 485BPOS. The Commission has not declared the Registration Statement effective under the 1933 Act. Registrant confirms that no securities have been issued or sold in connection with the Amendment. Registrant intends to resubmit the Amendment on Form Type N-4/A as soon as practicable.

Thank you for your assistance with this matter. Please contact me by phone at (303) 737-2013 with any questions.

Sincerely,

/s/Keith E. Grindstaff

Keith E. Grindstaff

Senior Counsel

cc:	Mr. Patrick F. Scott

Office of Insurance Products